SE 09040269 OMMISSION 9

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dina DiLorenzo **(212) 901-9405**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Mail Processing Section

MAR 02 2009

Washington, DC 106

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GUGGENHEIM SECURITIES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Dina DiLorenzo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Guggenheim Securities, LLC, as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Dina DiLorenzo
Managing Executive

Sworn and subscribed to before me this
20th day of February, 2009.

IDALIA DEJESUS
NOTARY PUBLIC, STATE OF NEW YORK
No. 01DE6086473
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JAN. 21, 20 11

GUGGENHEIM SECURITIES, LLC

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	115,011
Receivable from clearing organization		101,019
Other receivables and prepaid assets		62,796
Due from affiliates		49,943
Fixed assets - at cost less accumulated depreciation of $27,100		2,029
Total assets	$	330,798
Liabilities and Member's Equity		
Due to affiliates	$	1,801
Accrued expenses and other liabilities		28,634
Accrued compensation and related benefits		42,628
Payable to clearing organization		44,714
Total liabilities		117,777
Member's equity		213,021
Total liabilities and member's equity	$	330,798

The accompanying notes are an integral part of these financial statements.